UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               --------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. ___)*

                          UroHealth Systems, Inc.
                              (Name of issuer)

                  Common Stock, par value $.001 per share

                       (Title of class of securities)

                                917272-10-6
                               (CUSIP number)

                            Kevin Higgins, Esq.
                              General Counsel
                          UroHealth Systems, Inc.
                          5 Civic Plaza, Suite 100
                      Newport Beach, California  92660
                               (714) 668-5858

               (Name, address and telephone number of person
             authorized to receive notices and communications)

                                May 13, 1996
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any



                            (Page 1 of 22 Pages)
subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            (Page 2 of 22 Pages)

- ----------------------------------                    --------------------------
    C U S I P  N o . 917272-10-6                          Page  3 of 22 Pages
- ----------------------------------                    --------------------------
- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Chase Venture Capital Associates, L.P.

- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  / X  /

                                                                (b)  /    /
- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               WC

- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT
          TO ITEM 2(d) or 2(e)                                 / /


- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
               California
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    2,181,932
   NUMBER
      OF       -----------------------------------------------------------------
    SHARES      8   SHARED VOTING POWER
 BENEFICIALLY
    OWNED
     BY                 -0-
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                    2,181,932

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                         -0-

- -----------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                2,181,932

               -----------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         /x/
- --------------------------------------------------------------------------------



                            (Page 3 of 22 Pages)

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               16%

- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               PN

- --------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                            (Page 4 of 22 Pages)

Item 1.   Security and Issuer.
- -------   --------------------

          The name of the issuer is UroHealth Systems, Inc. (hereinafter referred to as the "Issuer"). The address of the Issuer's principal executive offices is 5 Civic Plaza, Suite 100, Newport Beach, California 92660 . This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.   Identity and Background.
- -------   ------------------------

          This statement is being filed by Chase Venture Capital
Associates, a California Limited Partnership (hereinafter referred to as "CVCA") whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017.

          CVCA is engaged in the venture capital and leveraged buyout business. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), also engaged in the venture capital and leveraged buyout business, and whose principal office is located at the same address as CVCA.

          Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except Messrs. Ferguson and Soghikian) is c/o CCP, 380 Madison Avenue, 12th Floor, New York, New York 10017.

Mitchell J. Blutt, M.D.
Arnold L Chavkin
David L. Ferguson
Donald J. Hofmann
Stephen P. Murray
Brian J. Richmand
Shahan D. Soghikian
Jeffrey C. Walker

Mr. Ferguson's address is c/o CCP, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o CCP, 125 London Wall, London EC2Y5AJ.

          Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), and CCP Principals, L.P., a Delaware limited partnership ("Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of Chase Manhattan Corporation. The general partners of Principals are Jeffrey C. Walker and Chase Capital. Chase Capital and Principals each are engaged in the venture capital and leveraged buyout business.

          Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.



                            (Page 5 of 22 Pages)

          Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule A hereto and incorporated herein by reference is information responsive to Items 2(a)-(c) of Schedule 13D for each executive officer and director of Chase. All such persons are U.S. citizens.

          To CVCA's knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CVCA and all persons to whom information is required hereunder by virtue of CVCA's response to Item 2.

          Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that in addition to CVCA the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, Principals' controlling partners, Chase, Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.
- -------   --------------------------------------------------

Description of Transaction
- --------------------------

          On May 3, 1996, CVCA, the Issuer, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo U.K. Partners III, L.P. (collectively, "Apollo") and certain other parties entered into a Securities Purchase Agreement (the "Agreement").

          Pursuant to the Agreement, CVCA will purchase (i) 4,550 shares of the Issuer's Series C Preferred Stock which is convertible into approximately 41,364 shares of the Issuer's Common Stock; (ii) Warrants to purchase 113,750 shares of the Issuer's Common Stock and (iii) $22,295,000 of 8.75% Convertible Subordinated Debentures (the "Debentures") convertible into approximately 2,026,818 shares of the Issuer's Common Stock. CVCA's original cost basis for the above purchases is $22,750,000.00. The funds CVCA used to acquire the securities were from its contributed capital.

Disclaimer of Group Status
- --------------------------

          As noted above, CVCA, Apollo and certain other persons were parties to the Agreement. They each received the rights to purchase the Issuer's Common Stock upon consummation of the transactions contemplated by the Agreement. In addition, in connection with the Agreement and the closing of the transactions contemplated thereby, CVCA entered into certain agreements



                            (Page 6 of 22 Pages)
with the Issuer, Apollo and the other purchasers. The terms of these agreements provide generally that CVCA, Apollo and the other purchasers agree to certain restrictions on the transferability of their stockholdings and that the Issuer agrees with CVCA, Apollo and the other purchasers to provide certain rights of registration under the Securities Act of 1933 as amended (the "1933 Act"), with respect to their stockholdings. Prior to execution of the Agreement, CVCA had no contractual or other relationship with Apollo or the other purchasers with respect to beneficial ownership of the Issuer's Common Stock. Upon the Issuer's filing of a Certificate of Amendment with the Secretary of State of Delaware, the Debentures will be voting securities of the Issuer and will permit the holders thereof to vote on all matters on which holders of Common Stock are entitled to vote (with number of votes as is equal to the number of shares of Common Stock obtainable upon conversion of the Debentures) and with the special class right to elect two directors to the Issuer's Board of Directors (the "Board"). Prior to the Issuer's filing of the Certificate of Amendment, the Series C Preferred Stock will have voting rights which will provide the holders thereof with fifty votes for each $11 of face value of each share of Series C Preferred stock held. Upon the Issuer's filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, all outstanding shares of Series C Preferred Stock (including shares held by CVCA) will be exchanged for additional Debentures in the aggregate principal amount of $1 million. CVCA and Apollo have entered into a voting agreement pursuant to which each has agreed to vote the Debentures and Series C Preferred Stock held by it to elect one director designated by CVCA and one director designated by Apollo. A copy of the agreement is attached hereto as Exhibit A.

          CVCA disclaims that it is member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

Item 4.   Purpose of Transaction.
- -------   -----------------------

          The acquisition of the Issuer's equity securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

Board of Directors
- ------------------

          Pursuant to the Certificate of Designation, filed on May 8, 1996, and the Indenture dated May 13, 1996, between the Issuer and Bankers Trust Company, as Indenture Trustee, CVCA and Apollo at all times have the special and exclusive right to elect two directors to the Board. As described in Item 3, CVCA and Apollo have entered into a voting agreement pursuant to which each has agreed to vote the Debentures and Series C Preferred Stock held by it to elect one director designated by CVCA and one director designated by Apollo.



                            (Page 7 of 22 Pages)

          Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

Item 5.   Interest in Securities of the Issuer.
- -------   -------------------------------------

          CVCA is deemed to be the beneficial owner of 2,181,932 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 16% of the Common Stock. Except as set forth in Item 4, CVCA has sole voting power and dispositive power with respect to its shares of Common Stock.

          Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.

Item 6.   Contracts, Arrangements, Understandings or
- -------
          Relationships With Respect to Securities of the Issuer.
          -------------------------------------------------------

          Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

               (a)  Registration Rights Agreement.  Pursuant to Section
                    -----------------------------
5A.5(a) of the Agreement, the Issuer entered into the Registration Rights Agreement dated as of May 13, 1996 (the "Registration Agreement"), between CVCA, Apollo and certain other parties. The Registration Agreement grants CVCA, Apollo and certain other parties three demand rights with respect to registrations under the 1933 Act, provided that if the Issuer shall consummate a "shelf" registration pursuant to the Registration Agreement or the Debenture Registration Agreement (as defined below), such registration shall be deemed to count as one demand registration. The parties to the Registration Agreement are granted certain "piggy-back" rights to participate in certain registration statements filed by the Issuer. The Issuer agreed to pay all costs and expenses of all registrations under the Registration Agreement. The Registration Agreement also contains customary terms and conditions with respect to hold back of shares from public sale or distribution, selection of underwriters and indemnification.

               (b)  Debenture Registration Rights Agreement.  Pursuant to
                    ---------------------------------------
Section 5A.5(b) of the Agreement, the Issuer entered into a Debenture Registration Rights Agreement dated as of May 13, 1996 (the "Debenture Agreement"), between CVCA, Apollo and certain other parties. The Debenture Agreement requires the Company to file a Shelf Registration Statement and to



                            (Page 8 of 22 Pages)
keep such Shelf Registration Statement effective 15 months from its effective date, subject to extension pursuant to Section 5 thereof, or such shorter period ending when (i) all debentures covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement or (ii) a Subsequent Registration Statement covering all registrable debentures has been declared effective under the Securities Act.

               (c)  Warrant Agreement.  Pursuant to Section 2.1(c) of the
                    -----------------
Agreement, the Issuer entered into a Warrant Agreement dated as of May 13, 1996 (the "Warrant Agreement") with Bankers Trust Company, as Warrant Agent. The Warrant Agreement allows the Warrant Agent to issue Warrants to CVCA, Apollo and certain other parties to purchase up to an aggregate of 250,000 shares of Common Stock of the Issuer.

Item 7.   Material to be Filed as Exhibits.
- -------   ---------------------------------

               1. Security Holders Agreement dated as of May 13, 1996, between CVCA and Apollo.

SCHEDULE A
- ----------

          Item 2 information for executive officers and directors of Chase Capital and Chase.



                            (Page 9 of 22 Pages)

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                         By: CHASE CAPITAL PARTNERS,
                                its General Partner

                         By:/s/ Mitchell J. Blutt, M.D.
                            -----------------------------------------------
                            Name:  Mitchell J. Blutt, M.D.
                            Title: General Partner


Date:  May 23, 1996



                           (Page 10 of 22 Pages)

                                 SCHEDULE A
                                 ----------

                         CHASE CAPITAL CORPORATION


Directors:

William B. Harrison, Jr.*
Jeffrey C. Walker**

Executive Officers:

President                          Jeffrey C. Walker**
Executive Vice President                Mitchell J. Blutt, M.D.**
Vice President & Secretary              Gregory Meridith*
Vice President & Treasurer              Donna L. Carter**
Assistant Secretary                     Robert C. Carroll*




























          --------------------

          *Principal occupation is employee and/or officer of Chase. Business address is c/o Chase Manhattan Corporation 270 Park Avenue, New York, New York 10017.

          ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                           (Page 11 of 22 Pages)

                                 SCHEDULE A
                                 ----------

                      THE CHASE MANHATTAN CORPORATION


Executive Officers*

Walter V. Shipley, Chairman and CEO
Edward D. Miller, Senior Vice Chairman
Thomas G. Labrecque, President and COO
William B. Harrison, Jr., Vice Chairman
E. Michel Kruse, Vice Chairman



























          --------------------

          *Principal occupation is as executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017.

                           (Page 12 of 22 Pages)

                                 SCHEDULE A
                                 ----------

                      THE CHASE MANHATTAN CORPORATION


               Each of the persons named below is a citizen of the Unites States of America, except for John H. McArthur who is a citizen of Canada.


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                     BUSINESS OR RESIDENCE ADDRESS
- --------------------------------------------------------------------------------
 DIRECTORS
- --------------------------------------------------------------------------------

 Frank A. Bennack, Jr.    President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York 10019

- --------------------------------------------------------------------------------
 Michel C. Bergerac       Chairman of the Board and Chief
                            Executive Officer
                          Bergerac & Co., Inc.
                          110 East 59th Street, 20th Floor
                          New York, New York 10022
- --------------------------------------------------------------------------------
 Susan V. Berresford      President
                          The Ford Foundation
                          320 E. 43rd Street
                          New York, New York 10017

- --------------------------------------------------------------------------------
 Randolph W. Broomery     President
                          Springfield College
                          263 Alden Street
                          Springfield, Massachusetts 01109

- --------------------------------------------------------------------------------
 M. Anthony Burns         Chairman of the Board, President and
                            Chief Executive Officer
                          Ryder System, Inc.
                          2800 N.W. 82nd Avenue
                          Miami, Florida 33166
- --------------------------------------------------------------------------------
 Charles W. Duncan, Jr.   Private Investor
                          Duncan Interests
                          600 Travis, Suite 6100
                          Houston, Texas 77002

- --------------------------------------------------------------------------------
 James L. Ferguson        Retired Chairman and Chief Executive
                            Officer
                          General Foods Corporation
                          P.O. Box 1457
                          Charleston, South Carolina 29401

- --------------------------------------------------------------------------------
 H. Laurence Fuller       Chairman of the Board and Chief
                            Executive Officer
                          Amoco Corporation
                          200 East Randolph Drive
                          Chicago, Illinois 60601



                           (Page 13 of 22 Pages)

- --------------------------------------------------------------------------------
 Melvin R. Goodes         Chairman of the Board and Chief
                            Executive Officer
                          Warner-Lambert Company
                          201 Tabor Road
                          Morris Plains, New Jersey 07950

- --------------------------------------------------------------------------------
 William H. Gray, III     President and Chief Executive Officer
                          United Negro College Fund, Inc.
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia 22031

- --------------------------------------------------------------------------------
 George V. Grune          Chairman of the Board
                          Dewitt Wallace Reader's Digest Fund
                          Lila Wallace-Reader's Digest Fund
                          Two Park Avenue
                          New York, New York 10016
- --------------------------------------------------------------------------------
 William B.               Vice Chairman of the Board
   Harrison, Jr.          The Chase Manhattan Corporation
                          270 Park Avenue
                          New York, New York 10017

- --------------------------------------------------------------------------------
 Harold S. Hook           Chairman and Chief Executive Officer
                          American General Corporation
                          2929 Allen Parkway
                          Houston, Texas 77019

- --------------------------------------------------------------------------------
 Helene L. Kaplan         Of Counsel
                          Skadden, Arps, Slate, Maegher & Flom
                          919 Third Avenue - Room 39-72
                          New York, New York 10022

- --------------------------------------------------------------------------------
 David T. Kearns          Retired Chairman and Chief Executive
                            Officer
                          The Xerox Corporation
                          P.O. Box 10340
                          Stamford, Connecticut 06904-2240
- --------------------------------------------------------------------------------
 E. Michel Kruse          Vice Chairman of the Board
                          The Chase Manhattan Corporation
                          270 Park Avenue
                          New York, New York 10017

- --------------------------------------------------------------------------------
 Thomas G. Labrecque      President and Chief Operating Officer
                          The Chase Manhattan Corporation
                          270 Park Avenue
                          New York, New York 10017

- --------------------------------------------------------------------------------
 Delano E. Lewis          President and Chief Executive Officer
                          National Public Radio
                          635 Massachusetts Avenue, N.W. -
                            6th Floor
                          Washington, DC 90001



                           (Page 14 of 22 Pages)

- --------------------------------------------------------------------------------
 J. Bruce Llewellyn       Chairman of the Boards of
                            The Philadelphia Coca-Cola Bottling
                           Company
                            The Coca-Cola Bottling Company of
                            Wilmington, Inc.
                          Queen City Broadcasting, Inc.
                          30 Rockefeller Plaza, 29th Floor
                          New York, New York 10112

- --------------------------------------------------------------------------------
 Paul W. MacAvoy          William Brothers Professsor of
                            Management Studies
                          Yale School of Management
                          P.O. Box 208200
                          New Haven, CT 06520-3200

- --------------------------------------------------------------------------------
 John P. Mascotte         Chairman
                          The Missouri Corporation of Johnson &
                           Higgins
                          4530 Main Street, Suite 900
                          Kansas City, Missouri 64111
                          George Fisher Baker Professor,
                            Imeritus
                          Harvard Graduate School of Business
                            Administration
                          Fowler 32 - Soldiers Field Road
                          Boston, Massachusetts 02168
- --------------------------------------------------------------------------------
 John F. McGillicuddy     Retired Chairman of the Board and
                            Chief Executive Officer
                          The Chase Manhattan Corporation
                          270 Park Avenue
                          New York, New York 10017

- --------------------------------------------------------------------------------
 Edward D. Miller         Senior Vice Chairman of the Board
                          The Chase Manhattan Corporation
                          270 Park Avenue
                          New York, New York 10017

- --------------------------------------------------------------------------------
 Edmund T. Pratt, Jr.     Chairman Emeritus
                          Pfizer Inc.
                          Astors Lane
                          Port Washington, New York 11050

- --------------------------------------------------------------------------------
 Henry B. Schacht         Chairman of the Board and Chief
                            Executive Officer
                          Lucent Technologies Inc.
                          600 Mountain Avenue, Rm. 6A611
                          Murray Hill, New Jersey 07974
- --------------------------------------------------------------------------------
 Walter V. Shipley        Chairman of the Board and Chief
                            Executive Officer
                          The Chase Manhattan Corporation
                          270 Park Avenue
                          New York, New York 10017



                           (Page 15 of 22 Pages)

- --------------------------------------------------------------------------------
 Andrew C. Sigler         Chairman of the Board and Chief
                            Executive Officer
                          Champion International Corporation
                          One Champion Plaza
                          Stamford, Connecticut 06921

- --------------------------------------------------------------------------------
 Michael I. Sovern        President Emeritus and
                            Chancellor Kent
                            Professor of Law
                          Columbia University
                          435 West 116th Street and Amsterdam
                          Avenue
                          New York, New York 10027

- --------------------------------------------------------------------------------
 John E. Stafford         Chairman, President and Chief
                            Executive Officer
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey 07940
- --------------------------------------------------------------------------------
 W. Bruce Thomas          Private Investor
                          Blackburn Road, Route 64
                          Sewickley, Pennsylvania 15143



                           (Page 16 of 22 Pages)

                                 EXHIBIT A
                                 ---------


                                        SECURITY HOLDERS AGREEMENT dated as
                                   of May 13, 1996, (the "Agreement")
                                   between CHEMICAL VENTURE CAPITAL
                                   ASSOCIATES, L.P., APOLLO INVESTMENT FUND
                                   III, L.P., APOLLO OVERSEAS PARTNERS III,
                                   L.P., and APOLLO U.K. PARTNERS III, L.P.
                                   (each a "Security Holder" and
                                   collectively, the "Security Holders").

                                  PREAMBLE

          Pursuant to the Securities Purchase Agreement dated May 3, 1996 (the "Securities Purchase Agreement"), the Security Holders are purchasing shares of Series C Convertible Preferred Stock (the "Preferred Stock") and 8.75% Convertible Debentures (the "Debentures") of UroHealth Systems, Inc., as the same may exist from time to time (the "Corporation"). On the date hereof, the holders of a majority of the outstanding shares of Preferred Stock are entitled to elect two directors to the Board of Directors of the Corporation (the "Board"). Upon the exchange of the Preferred Stock for Debentures pursuant to the terms of the Preferred Stock, the holders of a majority of the existing Debentures will be entitled to elect two directors to the Board. The Security Holders desire to set forth their agreement with respect to the voting of the shares of Preferred Stock and Debentures (the "Securities") owned by them for the election of directors.

          ACCORDINGLY, in consideration of the mutual covenants and agreements contained in this Agreement, the sufficiency of which is hereby acknowledged, the parties agree as follows:

          SECTION 1.  DEFINITIONS.

          Capitalized terms used in this Agreement and not otherwise defined shall have the meanings ascribed to them below:

               (a) "Affiliates" means, with respect to any Security Holder, any other holder of Securities that, directly or



                           (Page 17 of 22 Pages)
indirectly through one or more intermediaries controls, is controlled by, is under common control with the Security Holder.
               (b)  "Apollo" means Apollo Investment Fund III, L.P.

               (c) "Apollo Director" means any person designated by Apollo and elected to the Board as provided herein.

               (d) "CVC" means Chase Venture Capital Associates, L.P. and any affiliates thereof.

               (e) "CVC Director" means any person designated by CVC and elected to the Board as provided herein.

               (f) "Certificate of Designation" shall mean the Certificate of Designation filed by the Corporation with the Secretary of State of the State of Delaware on May 8, 1996, including any amendments thereto.

               (g) "Person" shall be construed broadly and shall include an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

               (h) "Termination Event" shall mean the earlier of (i) the consummation of a public offering of the Debentures, (ii) May 30, 2006 and
(iii) any time in which either of the Security Holders together with its Affiliates does not own 10% of the Debentures outstanding at such time.

          SECTION 2.  ELECTION OF DIRECTORS.

          Pursuant to the provisions of the Certificate of Designation and the Debentures, each Security Holder, in his capacity as a security holder of the Corporation, shall, promptly after the execution of this Agreement, and at any time and from time to time thereafter that directors of the Corporation are elected by the holders of the Preferred Stock or the Debentures, vote, in person or by proxy, all of the Securities issued by the Corporation and owned or controlled by such Security Holder and entitled to vote at any annual or special meeting of the holders of the Preferred Stock or Debentures called for the purpose of voting on the election of directors to be elected by such



                           (Page 18 of 22 Pages)
holders, or to execute a written consent in lieu thereof, and take all such other action as may be necessary to provide for the election of:
                    (i)  one director to be designated by CVC; and

                    (ii)  one director to be designated by Apollo.

The execution and delivery of this Agreement by those Security Holders entitled to vote for the election of directors of the Corporation constitutes such Security Holders' approval, by written consent pursuant to
Section 228 of the Delaware General Corporation Law, of the election as directors of the Corporation of the persons set forth on Schedule I annexed hereto.

          SECTION 3.  REMOVAL OF DIRECTORS.

               (a) At all times, CVC shall have the right to (i) require the removal, with or without cause, of any CVC Director, and once removed,
(ii) to appoint a successor CVC Director pursuant to the provisions of this Agreement and the Certificate of Designation or the Indenture.

               (b) At all times, Apollo shall have the right to (i) require the removal, with or without cause, of any Apollo Director, and once removed, (ii) to appoint a successor Apollo Director pursuant to the provisions of this Agreement and the Certificate of Designation or the Indenture.

               (c) In the event that any Security Holder acting as described in Section 3(a) or (b) above shall, in accordance with their rights specified therein, require the removal of any director or directors with respect to whom they have such right, each of the Security Holders hereby agrees to join with such acting Security Holder in recommending such removal as described above, and in causing the Corporation either to promptly hold a special meeting of stockholders and to vote, in person or by proxy, all of its Securities issued by the Corporation and entitled to vote at such meeting or to execute a written consent in lieu thereof, as the case may be, in favor of such removal.

               (d) Each of the Security Holders agrees that it, together with its Affiliates, shall not, without the consent of the other Security Holder, reduce the Securities collectively



                           (Page 19 of 22 Pages)
held by such Security Holder and its Affiliates to an amount which is less than 25.1% of the Securities outstanding.

          SECTION 4.  TERMINATION EVENT.

          Anything contained in Sections 2, 3(a), (b), (c) or (d) to the contrary notwithstanding, upon the occurrence of a Termination Event, the Security Holders shall be relieved of the obligations contemplated by this Agreement, provided however, that in the event the Termination Event shall
           -------- -------
cease, the Agreement will continue in full force and effect as if the Termination Event had not occurred.

          SECTION 5.  AMENDMENT, WAIVER AND MODIFICATION.

          The terms and provisions of this Agreement may not be modified or amended, nor may any provision be waived, except pursuant to a writing signed by the Security Holders.

          SECTION 6.  TERMINATION.

          The provisions of this Agreement shall terminate immediately in the event that either Security Holder ceases to beneficially own Securities of the Corporation.

          SECTION 7.  SEVERABILITY.

          It is the desire and intent of the Security Holders that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.



                           (Page 20 of 22 Pages)

          SECTION 8.  ENTIRE AGREEMENT.

          This Agreement, the Certificate of Designation and the other writings referred to herein or therein or delivered pursuant thereto, contain the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

          SECTION 9.  SUCCESSORS AND ASSIGNS.

          Except as otherwise provided herein, this Agreement will bind and inure to the benefit of and be enforceable by the successors and assigns of the Security Holders so long as they hold Securities of the Corporation. None of the provisions hereof are intended to create any third party beneficiaries.

          SECTION 10.  REMEDIES.

          It is acknowledged that it will be impossible to measure in money the damages that would be suffered if either Security Holder fails to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Security Holder will be irreparably damaged and will not have any adequate remedy at law. Any such Security Holder shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

          SECTION 11.  NOTICES.

          All notices or other communications which are required or otherwise delivered hereunder shall be deemed to be sufficient and duly given if contained in a written instrument (a) personally delivered or sent by telecopy, (b) sent by nationally-recognized overnight carrier guaranteeing next business day delivery or (c) sent by first class registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

          if to Apollo, to:

               Apollo Management, L.P.
               1301 Avenue of the Americas, 38th Floor




                           (Page 21 of 22 Pages)

               New York, New York  10019
               Attention:  Joshua Harris
               Telephone:  (212) 261-4064
               Telecopy:   (212) 261-4071; and

          if to CVC, to:

               Chase Venture Capital Associates, L.P.
               380 Madison Avenue, 12th Floor
               New York, New York  10017
               Attention:  Mitchell J. Blutt, M.D.
               Telephone:  (212) 662-3612
               Telecopy:   (212) 622-3101

All such notices, requests, consents and other communications shall be deemed to have been delivered (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of delivery by telecopy, on the date of confirmation of receipt, (iii) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (iv) in the case of mailing, on the third business day after the posting thereof.

          SECTION 12.  HEADINGS.

          The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

          SECTION 13.  GOVERNING LAW.

          This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made therein.

                                 * * * * *



                           (Page 22 of 22 Pages)

          IN WITNESS WHEREOF, the undersigned have duly executed this Security Holders Agreement as of the date first written above.

                              CHASE VENTURE CAPITAL
                                 ASSOCIATES, L.P.

                              By: CHASE CAPITAL PARTNERS,
                                  its General Partner



                              By:/s/ Mitchell J. Blutt, M.D.
                                 ------------------------------------------
                                 Name:  Mitchell J. Blutt, M.D.
                                 Title: General Partner



                              APOLLO INVESTMENT FUND III, L.P.

                              By:  APOLLO ADVISORS II, L.P.,
                                   its General Partner

                              By:  APOLLO CAPITAL MANAGEMENT II,
                                   INC., its General Partner



                              By:/s/ Joshua Harris
                                 ---------------------------------
                                 Name:  Joshua Harris
                                 Title: Vice President


                              APOLLO OVERSEAS PARTNERS III, L.P.

                              By:  APOLLO ADVISORS II, L.P.,
                                   its General Partner

                              By:  APOLLO CAPITAL MANAGEMENT II,
                                   INC., its General Partner



                              By:/s/ Joshua Harris
                                 ------------------------------------------
                                 Name:  Joshua Harris


                           (Page 23 of 22 Pages)

                                 Title: Vice President



                              APOLLO U.K. PARTNERS III, L.P.

                              By:  APOLLO ADVISORS II, L.P.,
                                   its General Partner

                              By:  APOLLO CAPITAL MANAGEMENT II,
                                   INC., its General Partner



                              By:/s/ Joshua Harris
                                 ------------------------------------------
                                 Name:  Joshua Harris
                                 Title: Vice President



                           (Page 24 of 22 Pages)

                                 SCHEDULE I
                                 ----------


                    CVC Director - Mitchell Blutt, M.D.

                      Apollo Director - Michael Gross



                           (Page 25 of 22 Pages)